Exhibit 99.4

3385 Aubrey Road

Mississauga, Ontario, L5L 5E3

Ph: 905-820-2363

To:

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial and Consumer Affairs Authority

Office of the Superintendent of Securities Services, Newfoundland and Labrador

Toronto Stock Exchange

Dear Sirs / Mesdames:

Re:	Lithium Americas Announces Positive Feasibility Study for Stage 1 of the Cauchari-Olaroz Lithium Project.

I hereby consent to the public filing by Lithium Americas Corp., of a Technical Report and Updated Feasibility Study dated January 15, 2018 and titled “Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” co-authored by Ernest Burga, P.Eng., and David Burga, P.Geo., of ACSI, Michael Rosko, CPG, of Montgomery and Associates, Tony Sanford, Pr.Sci.Nat., of Ausenco, Mark King, P.Geo., of Groundwater Insight and Daron Abbey, P.Geo., of Aqua Resource, Barry Smee, P.Geo. of Smee and Associates Consulting Ltd. and Renee Leblanc, P.Eng. of Lithium Americas (the “Technical Report”) with all of the Canadian Securities regulatory authorities having jurisdiction and publicly with the System for Electronic Document Analysis and Retrieval (SEDAR); and to the written disclosure of the Technical Report and extracts from or a summary of the Technical Report in written disclosure filed or being filed by Lithium Americas Corp.

CERTIFICATE

I, David Burga, have read the written disclosure filed by Lithium Americas Corp. in the news release titled “Lithium Americas Announces Positive Feasibility Study for Stage 1 of the Cauchari-Olaroz Lithium Project,” and dated March 29, 2017 and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

DATED this 15th day of January, 2018

David Burga
David Burga, P.Geo.